UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(b)

(Amendment No. __)1

CMGI, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

125750109
(CUSIP Number)

May 3, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750109	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hewlett-Packard Company 94-1081436

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER 24,249,767

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER 24,249,767

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,249,767 shares of Common Stock, par value $.01 per share

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 125750109	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compaq Computer Corporation (both for its own account and as successor to CPCG Holdings, Inc.) 76-0011617

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER 24,249,767

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER 24,249,767

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,249,767 shares of Common Stock, par value $.01 per share

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 125750109	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HPQ Holdings, LLC (formerly CPQ Holdings, Inc.) 51-0337545

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER 24,249,767

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER 24,249,767

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,249,767 shares of Common Stock, par value $.01 per share

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 125750109	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer.

CMGI, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

100 Brickstone Square, Suite B110, Andover, MA 01810

Item 2(a).	Name of Person Filing.

Hewlett-Packard Company

Item 2(b).	Address of Principal Business Office or, if None, Residence.

3000 Hanover Street, Palo Alto, California 94304

Item 2(c).	Citizenship.

State of Delaware

Item 2(a).	Name of Person Filing.

Compaq Computer Corporation (both for its own account and as successor to CPCG Holdings, Inc.)

Item 2(b).	Address of Principal Business Office or, if None, Residence.

3000 Hanover Street, Palo Alto, California 94304

Item 2(c).	Citizenship.

State of Delaware

Item 2(a).	Name of Person Filing.

HPQ Holdings, LLC (formerly CPQ Holdings, Inc.)

Item 2(b).	Address of Principal Business Office or, if None, Residence.

3000 Hanover Street, Palo Alto, California 94304

Item 2(c).	Citizenship.

State of Delaware

CUSIP No. 125750109	13G	Page 6 of 8 Pages

Item 2(d).	Title of Class of Securities.

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number.

125750109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.
	(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);
	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.			Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)		Amount beneficially owned: 24,249,767
	(b)		Percent of class: 6.1%
	(c)		Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: -0-
		(ii)	shared power to vote or to direct the vote: 24,249,767
		(iii)	sole power to dispose or to direct the disposition of: -0-
		(iv)	shared power to dispose or to direct the disposition of: 24,249,767

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.			Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
            Instruction: Dissolution of a group requires a response to this item.
Not Applicable

Item 6.			Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No. 125750109	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Vice President, Deputy General Counsel and Assistant Secretary

COMPAQ COMPUTER CORPORATION
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Treasurer and Assistant Secretary

HPQ HOLDINGS, LLC
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Manager

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 125750109	13G	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other party that the statement on Schedule 13G pertaining to certain securities of CMGI, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party, and that any subsequent amendment thereto will be filed on behalf of each such party.

HEWLETT-PACKARD COMPANY
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Vice President, Deputy General Counsel and Assistant Secretary

COMPAQ COMPUTER CORPORATION
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Treasurer and Assistant Secretary

HPQ HOLDINGS, LLC
Date: October 22, 2003	By: /s/ Charles N. Charnas
Name: Charles N. Charnas
Title: Manager